Banco Itaú Holding Financeira S.A.
Publicly-held company	CNPJ. 60.872.504/0001-23

Announcement to the Market

São Paulo, Brazil, June 30, 2008. The management of Banco Itaú Holding Financeira S.A. (BOVESPA: [ITAU3 and ITAU4]; and NYSE: ITU) hereby announces that on June 30, 2008, the Bank filed its annual report on Form 20-F (the “2007 Form 20-F annual report”) for the fiscal year ended December 31, 2007 with the U.S. Securities and Exchange Commission (the “SEC”). Moreover, the 2007 Form 20-F annual report translated to Portuguese was filed with the Securities and Exchange Commission of Brazil (CVM) and the Brazilan Stock Exchange (Bovespa).

The 2007 Form 20-F annual report is available on both the SEC’s website at www.sec.gov, CVM (www.cvm.gov.br), Bovespa (www.bovespa.com.br) and on the ITAÚ’s website at www.itauir.com.

In addition, shareholders may receive a hard copy of the ITAÚ’s complete audited Financial Statements, free of charge, by requesting at the Investor Relations Department of ITAÚ, by email: investor.relations@itau.com.br.

Any further information or questions regarding the 2007 Form 20-F annual report may be obtained by contacting the Investor Relations Department of ITAÚ.

Best regards,

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer